SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

General American Capital, LLC(1)

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/25/2025	24,426	27.74
4/28/2025	15,205	28.53
4/29/2025	13,267	28.79
4/30/2025	6,468	29.02
6/16/2025	37,011	26.61
6/17/2025	10,667	26.42
6/18/2025	25,000	26.83
6/20/2025	11,820	27.00
6/23/2025	3,047	27.04
6/25/2025	37,500	27.73
7/25/2025	74,178	26.86
7/28/2025	1,911	27.03
7/29/2025	4,339	27.21
7/30/2025	32,095	27.15
7/31/2025	10,989	27.10
8/1/2025	38,517	27.09

(1)   Each of (i) Indiana Pacific General Trust as the owner of General American Capital, (ii) Susan D. Hudson as Manager of General American Capital and Trustee of the Indiana Pacific General Trust and (iii) Philip A. Norcross as Assistant Manager of General American Capital and Trustee of the Indiana Pacific General Trust are also deemed to have made these transaction.